Contacts:  Doug Robinson - Investor Relations   Bob Gordon - Public Relations
           (516) 342-2745                       (516) 342-2391
           dougr@.cai.com                       bobg@cai.com

                  COMPUTER ASSOCIATES EXTENDS TENDER OFFER FOR
                     PLATINUM TECHNOLOGY INTERNATIONAL, INC.

ISLANDIA, N.Y., April 29, 1999--Computer Associates  International,  Inc. (NYSE:
CA) and Platinum technology International, inc. (NASDAQ: PLAT) announced today that HardMetal, Inc., a wholly-owned merger subsidiary of CA, is extending its offer to purchase all outstanding shares of common stock of Platinum technology International, inc. for $29.25 until 12:00 midnight, New York City time, on Monday, May 10, 1999. The delay is caused by the time required to comply with the request for additional information and documents made on April 15, 1999 by the Antitrust Division of the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in conjunction with CA's ongoing tender offer.

As a consequence of the extension of the expiration date, holders of Platinum common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Monday, May 10, 1999, unless the offer is further extended. The offer was previously scheduled to expire on April 29, 1999.

Based on the latest count of tendered shares, approximately 33,252,712 shares of Platinum technology International, inc. common stock have been validly tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, NY 10010, telephone (212) 929-5500 or (800) 322-2885.

PLATINUM provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures-including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 offices across six continents.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.